SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 5)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                      -------------------------------------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
        ---------------------------------------------------------------
          (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

 Transaction Valuation*                                  Amount of Filing Fee
     $8,200,000                                                 $1,640

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 1,000,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $8.20 per share.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,640
Filing Party:  Utah Medical Products, Inc.
Form or Registration No.:  Amendment No. 1 to Schedule TO
Date Filed:  August 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 1,000,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $8.20 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 5 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The Offer expired at 5:00 p.m., New York City time, on Friday, September 15, 2000. In accordance with the terms of the Offer, UTMD accepted for purchase 1,118,944 Shares. The final proration factor for the Offer is 69.0%. Odd Lot Shares of 3,272 were purchased prior to proration. The Offer was oversubscribed, with 1,608,225 Shares properly tendered and not properly withdrawn pursuant to the Offer. In addition to the 1,000,000 Shares subject to the Offer, UTMD exercised its option to purchase an additional 110,720 Shares, representing not more than 2% of its outstanding Shares, and accepted all Shares duly tendered by any stockholder who tendered all Shares owned beneficially and who, as a result of proration, would then own beneficially an aggregate of fewer than 100 shares. The number of such Shares was 8,224. The 1,118,944 Shares purchased pursuant to the Offer represented about 18.2% of the outstanding Shares immediately prior to the Offer. Following the purchase of the Shares accepted in the Offer, the Company has 5,026,803 Shares outstanding.

     Payment for Shares accepted, and the return of all other Shares tendered, commenced on September 28, 2000.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        UTAH MEDICAL PRODUCTS, INC.


                                   By:      /s/ KEVIN L. CORNWELL
                                            ------------------------------------
                                   Name:    Kevin L. Cornwell
                                   Title:   Chairman and Chief Executive Officer

Dated: September 28, 2000